Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

November 13, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Isabel Rivera

Re:	Golden Arrow Merger Corp. Preliminary Proxy Statement on Schedule 14A Filed November 2, 2023 File No. 001-40223

Dear Ms. Rivera:

This letter is submitted on behalf of Golden Arrow Merger Corp. (the “Company”), in response to the comments of the staff of the Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 2, 2023 (the “Preliminary Proxy Statement”), as set forth in the Staff’s letter to Mr. Timothy Babich of the Company dated November 8, 2023 (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Preliminary Proxy Statement which includes revisions in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s response below the comment. Page references in the descriptions of the Staff’s comments refer to the Preliminary Proxy Statement, and page references in the Company’s response refer to Amendment No. 1 to the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed November 2, 2023

General

We note that you propose to extend your termination date to September 19, 2024, a date which is 42 months from your initial public offering, and that your stock, units, and warrants are listed on Nasdaq. Section IM-5101-2 of the Nasdaq Listing Rules requires that a business combination be completed within 36 months of the effectiveness of the initial public offering registration statement. Please revise your disclosure to explain that your proposed termination date does not comply with this rule and disclose the risks associated with non-compliance, including that your securities may be subject to suspension and delisting from Nasdaq.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1 to the Preliminary Proxy Statement.

* * *

United States Securities and Exchange Commission

Division of Corporation Finance

November 13, 2023

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 1 to the Preliminary Proxy Statement or the above responses.

Sincerely yours,

/s/ Jason Simon
Jason Simon

cc:	Timothy Babich – Chief Executive Officer, Golden Arrow Merger Corp.